SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549


                                 SCHEDULE 13D
                                (RULE 13D-101)
                              (AMENDMENT NO. 2)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(A)


                    AIRONET WIRELESS COMMUNICATIONS, INC.
                               (NAME OF ISSUER)

                         COMMON STOCK, $.01 PAR VALUE
                        (TITLE OF CLASS OF SECURITIES)

                                 00943A 10 7
                               (CUSIP NUMBER)

                               Glenn S. Hansen
         Vice President, Legal Administration and Corporate Counsel
                             Telxon Corporation
                           3330 West Market Street
                                P.O. Box 5582
                           Akron, Ohio 44334-0582
                                (330) 664-1000
                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                March 14, 2000
           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_| .

                      (Continued on the following pages)

                             (Page 1 of 10 Pages)



CUSIP NO.       00943A 10 7            13D
         -------------------


  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      TELXON CORPORATION (IRS IDENTIFICATION NUMBER 74-1666060)

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |_|
                                                                    (b) |_|
  3   SEC USE ONLY

  4   SOURCE OF FUNDS
      OO

  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED          |_|
      PURSUANT TO ITEM 2(d) or 2(e)

  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      DELAWARE

  NUMBER OF      7     SOLE VOTING POWER         -0-
   SHARES
BENEFICIALLY     8     SHARED VOTING POWER       -0-
  OWNED BY
    EACH         9     SOLE DISPOSITIVE POWER    -0-
  REPORTING
 PERSON WITH     10    SHARED DISPOSITIVE POWER  -0-

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      -0-

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES            |_|
      CERTAIN SHARES

      NOT APPLICABLE

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      -0-

 14   TYPE OF REPORTING PERSON
      CO




CUSIP NO.   00943A 10 7                13D
         ----------------


  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      THE RETAIL TECHNOLOGY GROUP, INC. (IRS IDENTIFICATION NUMBER 34-1724226)

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |_|
                                                                    (b) |_|
  3   SEC USE ONLY

  4   SOURCE OF FUNDS
      OO

  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED          |_|
      PURSUANT TO ITEM 2(d) or 2(e)

  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      DELAWARE

  NUMBER OF      7     SOLE VOTING POWER         -0-
   SHARES
BENEFICIALLY     8     SHARED VOTING POWER       -0-
  OWNED BY
    EACH         9     SOLE DISPOSITIVE POWER    -0-
  REPORTING
 PERSON WITH     10    SHARED DISPOSITIVE POWER  -0-

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      -0-

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES            |_|
      CERTAIN SHARES

      NOT APPLICABLE

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      -0-

 14   TYPE OF REPORTING PERSON
      OO






CUSIP NO.   00943A 10 7                13D
         ----------------


  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      TELXON SYSTEMS SERVICES, INC. (IRS IDENTIFICATION NUMBER 31-1697297)

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |_|
                                                                    (b) |_|
  3   SEC USE ONLY

  4   SOURCE OF FUNDS
      OO

  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED          |_|
      PURSUANT TO ITEM 2(d) or 2(e)

  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      DELAWARE

  NUMBER OF      7     SOLE VOTING POWER         -0-
   SHARES
BENEFICIALLY     8     SHARED VOTING POWER       -0-
  OWNED BY
    EACH         9     SOLE DISPOSITIVE POWER    -0-
  REPORTING
 PERSON WITH     10    SHARED DISPOSITIVE POWER  -0-

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      -0-

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES            |_|
      CERTAIN SHARES

      NOT APPLICABLE

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      -0-

 14   TYPE OF REPORTING PERSON
      OO



            Telxon Corporation, The Retail Technology Group, Inc. and Telxon Systems Services, Inc. hereby amend the Schedule 13D originally filed with the Securities and Exchange Commission on November 22, 1999 and amended by Amendment No. 1 thereto, filed on November 23, 1999 (the "Schedule 13D"). Capitalized terms used but not defined in this Amendment No. 2 to the Schedule 13D shall have the respective meanings ascribed thereto in the Schedule 13D.

ITEM 2.           IDENTITY AND BACKGROUND.

      Item 2 of the Schedule 13D is amended and restated in its entirety as follows:

            (a) The names of the persons filing this statement are Telxon Corporation, a Delaware corporation ("Telxon"), The Retail Technology Group, Inc., a Delaware corporation and a wholly owned subsidiary of Telxon ("Retail Group") and Telxon Systems Services, Inc., a Delaware corporation and a wholly owned subsidiary of Retail Group ("Services"). Set forth on Annex A to this Schedule 13D is a list of the directors and executive officers of Telxon, Retail Group and Services (collectively, the "Directors and Officers") and the present principal occupation of each of the Directors and Officers.

            (b) The address of the principal office and place of business of Telxon, Retail Group and Services is 1000 Summit Drive,
      Cincinnati, Ohio 45150.

            (c) Telxon designs, manufactures, integrates, markets and supports transaction- based mobile information systems. Retail Group has no operations other than its ownership of Services. In addition to owning Issuer Common Stock, Services is engaged in the repair of mobile computing products and the leasing of furniture and equipment used in software development.

            (d) During the past five years, neither Telxon, Retail Group or Services, nor, to their knowledge, any of the Directors and Officers, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) During the past five years, neither Telxon, Retail Group, or Services, nor, to their knowledge, any of the Directors and Officers, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

            (f) Telxon, Retail Group and Services are all Delaware corporations. Each of the Directors and Officers is a United States citizen, except for Peter A. Lomax who is a citizen of the United Kingdom of Great Britain and Northern Ireland.


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Item 3 of the Schedule 13D is amended and restated in its entirety as follows:

            The Issuer was incorporated in 1993 as a wholly owned subsidiary of Telxon. Following the initial public offering of Issuer Common Stock on July 30, 1999, Telxon owned approximately 35.1% of the outstanding Issuer Common Stock. On November 12, 1999, Telxon contributed all of its Issuer Common Stock to Retail Group. On March 14, 2000, Retail Group contributed all of its shares of Issuer Common Stock to Services.

ITEM 4.           PURPOSE OF TRANSACTION.

      Item 4 of the Schedule 13D is amended and restated in its entirety as follows:

            (a) - (b) In connection with business and financial planning with respect to the transactions provided for in the Agreement and Plan of Merger and Reorganization (the "Merger Agreement"), dated as of November 8, 1999, by and among Cisco Systems, Inc., a California corporation ("Cisco"), Osprey Acquisition Corporation, a Delaware corporation ("Osprey"), and the Issuer, Telxon contributed all of its shares of Issuer Common Stock to Retail Group on November 12, 1999, and Retail Group contributed all of its shares of Issuer Common Stock to Services on March 14, 2000. Pursuant to the terms of the merger provided for in the Merger Agreement, which merger became effective on March 15, 2000 as of the close of trading on the National Association of Securities Dealers Automated Quotation System, on which the Issuer Common Stock was traded, all of the Issuer's Common Stock was converted into the right to receive Cisco common stock at the exchange rate set forth in the Merger Agreement. Accordingly, Telxon, Retail Group and Services no longer own any shares of Issuer Common Stock. The Merger Agreement is filed as Exhibit 1 to the
      Schedule 13D filed by Cisco on November 18, 1999 and is incorporated herein in its entirety by reference.

            (c) Not applicable.

            (d) Not applicable.

            (e) Not applicable.

            (f) Not applicable.

            (g) Not applicable.

            (h) Not applicable.

            (i) Not applicable.

            (j) Other than as described above, Telxon, Retail Group and Services currently have no plans or proposals which related to, or may result in, any action similar to any of those enumerated in Items 4(a) - (j) of Schedule 13D.


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

      Item 5 of the Schedule 13D is amended and restated in its entirety to read as follows:

            (a) - (b) Telxon, Retail Group and Services do not own any shares of Issuer Common Stock, and none of Telxon, Retail Group or Services may be deemed to be the beneficial owner of any shares of Issuer Common Stock.

            Pursuant to the Stockholder Agreement, dated November 8, 1999, among Cisco, Osprey and Telxon, the Joinder to the Stockholder Agreement, dated November 8, 1999, and the Joinder to the Stockholder Agreement, dated March 14, 2000 by and among Cisco, Osprey, Retail Group and Services (hereinafter together referred to as the "Stockholder Agreements"), Telxon, Retail Group and Services could not transfer any of their shares of Issuer Common Stock prior to the earlier to occur of (i) such date and time as the merger of the Issuer with Osprey became effective in accordance with the terms and provisions of the Merger Agreement and (ii) the date of the termination of the Merger Agreement.

            Pursuant to the Stockholder Agreements, from November 8, 1999 through March 14, 2000 Retail Group and Cisco, and from March 14,
      2000 through March 15, 2000 Services and Cisco had shared power to direct the vote of 4,994,262 shares of Issuer Common Stock held by Retail Group and Services (the "Shares"). Pursuant to the Stockholder Agreements, Telxon, Retail Group and Services irrevocably appointed Cisco (or any nominee of Cisco) as their lawful attorney and proxy with respect to the Shares. This proxy gave Cisco the limited right to vote all of the Shares (i) in favor of approval of the Merger Agreement and (ii) against any proposal for any recapitalization, merger, sale of assets or other business combination between the Issuer and any person or entity other than Cisco or Osprey or any other action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer under the Merger Agreement or which could result in any of the conditions to Issuer's obligations under the Merger Agreement not being fulfilled. Under their respective Stockholder Agreements, Telxon, Retail Group and Services retained the power to vote the Shares of Issuer Common Stock on all other matters. The Stockholder Agreements and the related proxies terminated upon such date and time as the merger of the Issuer with Osprey became effective in accordance with the terms and provisions of the Merger Agreement. The foregoing summary of the Stockholder Agreements and the related proxies is qualified in its entirety by reference to the copies of the Stockholder Agreements included as Exhibit 1.2, Exhibit
      1.3 and Exhibit 1.6 to this Schedule 13D and incorporated herein in their entirety by reference.

            As a result of the Stockholder Agreements and various other stockholder agreements entered into by Cisco, Osprey and the Issuer in connection with the Merger Agreement, Telxon, Retail Group and Services may have been deemed to be the beneficial owners of at least 7,253,181 shares of Issuer Common Stock held in the aggregate by stockholders of the Issuer who had entered into such stockholders agreements. Telxon, Retail Group and Services disclaim beneficial ownership of these securities other than the Shares. As a result of the Stockholder Agreements and such other stockholder agreements, Telxon, Retail Group and Services may have been deemed to be members of a group as set forth in Rule 13d-5, under the Securities Exchange Act of 1934, as amended, however, Telxon, Retail Group and Services disclaim membership in any such group.

            None of the Directors and Officers directly owns any securities of the Issuer. Telxon, Retail Group and Services have been advised by each of the Directors and Officers that such Directors and Officers disclaim beneficial ownership of any shares of Issuer Common Stock from time to time owned directly or beneficially by Telxon, Retail Group or Services.

            (c) Other than as set forth above in this Schedule 13D, neither Telxon, Retail Group or Services, nor, to their knowledge, any of the Directors and Officers, has effected any transaction in the Issuer Common Stock during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Item 6 of the Schedule 13D is amended and restated in its entirety to read as follows:

            Other than as set forth above in this Schedule 13D, to the knowledge of Telxon, Retail Group and Services, there are no contracts, arrangements, understandings of relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer of voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except standard default and similar provisions contained in loan agreements.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

      Item 7 of the Schedule 13D is hereby amended by adding the following:

Exhibit No. Description

1.5 Joint Filing Agreement, dated as of March 17, 2000, by and between Telxon Corporation ("Telxon"), a Delaware corporation, The Retail Technology Group, Inc., a Delaware corporation and wholly owned subsidiary of Telxon, and Telxon Systems Services, Inc., a Delaware corporation and a wholly owned subsidiary of Retail Group.

1.6 Joinder to the Stockholder Agreement, dated as of March 14, 2000, by and among Cisco Systems, Inc., a California corporation ("Cisco"), Osprey Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Cisco, The Retail Technology Group, Inc., a Delaware corporation and a wholly owned subsidiary of Telxon, and Telxon Systems Services, Inc., a Delaware corporation and a wholly owned subsidiary of The Retail Technology Group, Inc. and the related proxies.



                                   SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


March 17, 2000

                                    TELXON CORPORATION


                                    By:  /s/ John W. Paxton, Sr.
                                         -----------------------
                                         John W. Paxton, Sr.
                                         Chairman of the Board and
                                         Chief Executive Officer


                                    THE RETAIL TECHNOLOGY GROUP, INC.


                                    By:  /s/ Woody M. McGee
                                         Woody M. McGee
                                         -----------------------
                                         Vice President and Chief
                                         Financial Officer


                                    TELXON SYSTEMS SERVICES, INC.


                                    By:  /s/ John W. Castle
                                         -----------------------
                                         John W. Castle
                                         Vice President and Treasurer




                                                                    ANNEX A



                              EXECUTIVE OFFICERS
                             OF TELXON CORPORATION

      The name and principal occupation of each of the executive officers and directors of Telxon Corporation are listed below. The principal business address of each of the executive officers of Telxon Corporation is 1000 Summit Drive, Cincinnati, Ohio 45150.



          NAME                            PRINCIPAL OCCUPATION
----------------------   -----------------------------------------------------

John W. Paxton, Sr.      Chairman of the Board of Directors and Chief Executive Officer
Kenneth A. Cassady       President and Chief Operating Officer
Woody M. McGee           Vice President and Chief Financial Officer
David H. Biggs           Vice President and Chief Technology Officer
James G. Cleveland       Executive Vice President, Americas
Peter A. Lomax           Executive Vice President, Europe/Middle East/Africa
Robert A. Goodman        Secretary of Telxon and Senior Partner of Goodman, Weiss, Miller
                         LLP, and General Counsel of Telxon
R. David Garwood         President, R.D. Garwood, Inc.
L. Michael Hone          President, Chief Executive and Director of Centennial Technologies,
                         Inc.
Richard J. Bogomolny     Retired Chairman and Chief Executive Officer of First National
                         Supermarkets, Inc.
John H. Cribb            Retired Vice Chairman of Telxon
Ray Reddy                Dean, School of Computer Science, Carnegie Mellon University



                       DIRECTORS AND EXECUTIVE OFFICERS
                     OF THE RETAIL TECHNOLOGY GROUP, INC.

      The name and principal occupation of each of the executive officers and directors of The Retail Technology Group, Inc. are listed below. The principal business address of each of the executive officers and directors of The Retail Technology Group, Inc. is 1000 Summit Drive, Cincinnati, Ohio 45150.



          NAME                            PRINCIPAL OCCUPATION
----------------------   -----------------------------------------------------

John W. Paxton, Sr.      Chairman of the Board and Chief Executive Officer of Telxon
Kenneth A. Cassady       President and Chief Operating Officer of Telxon
Woody M. McGee           Vice President and Chief Financial Officer of Telxon




                                                                       ANNEX A

                       DIRECTORS AND EXECUTIVE OFFICERS
                     OF THE TELXON SYSTEMS SERVICES, INC.

      The name and principal occupation of each of the executive officers and directors of Telxon Systems Services, Inc. are listed below. The principal business address of each of the executive officers and directors of Telxon Systems Services, Inc. is 1000 Summit Drive, Cincinnati, Ohio 45150.



          NAME                            PRINCIPAL OCCUPATION
----------------------   -----------------------------------------------------

John W. Paxton, Sr.      Chairman of the Board and Chief Executive Officer of Telxon
Kenneth A. Cassady       President and Chief Operating Officer of Telxon
Woody M. McGee           Vice President and Chief Financial Officer of Telxon
John W. Castle           Vice President and Treasurer of Telxon